SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

November 26, 2007

VIA FEDERAL EXPRESS Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Ms. H. Yuna Peng

Re:	Alternative Loan Trust 2006-11CB

Dear Ms. Peng:

On behalf of CWALT, Inc. (the “Company”), we thank you for your letter of September 6, 2007 addressed to Steve Bailey, the Senior Managing Director of Countrywide Home Loans Servicing LP which acts as master servicer.  We have reviewed your comment to the Form 10-K of Alternative Loan Trust 2006-11CB (the “Issuing Entity”) and have provided a response below.  If you require additional information, please do not hesitate to contact us.

Form 10-K

Item 1119 of Regulation AB, Affiliations and certain Relationships and Related Transactions

COMMENT:

1.	We note your response to our prior comment 1. Please revise the 10-K to disclose the information required by Item 1119 of Regulation AB.

RESPONSE:

The Company will file the amended Form 10-K included herewith which discloses the information required by Item 1119 of Regulation AB.

* * * * *

        Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

NOVEMBER 26, 2007 PAGE 2	NEW YORK

The Company looks forward to working with you to resolve any open issues.  Please contact Paul Liu at (818) 225-3166 or me at (212) 839-6730 to discuss any of the matters addressed by this letter.  Thank you.

Sincerely,
/s/ R.J. Carlson
R.J. Carlson

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Enclosures

cc:	Rolaine Bancroft – w/enclosures
Paul Liu - w/enclosures
Edward J. Fine – w/enclosures